September 28, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Craig D. Wilson Melissa Walsh

Re:	Taleo Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 8, 2011 File No. 000-51299

Ladies and Gentlemen:

On behalf of Taleo Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2011, relating to Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 and Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 8, 2011 (File No. 000-51299).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.	We note from disclosures throughout your filing that you are involved in several legal proceedings and claims. Tell us what consideration you gave to disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to this litigation. Refer to Section 111.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission

September 28, 2011

We respectfully advise the Staff that the Company determined that the impact of its legal proceedings, as referenced in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”), would not have a material impact on its liquidity, capital resources and results of operations; therefore, they would not distort the overall trends of the Company’s results of operations or financial condition.

SEC Release 33-8350 states:

. . . disclosure of a trend, demand, commitment, event or uncertainty is required unless a company is able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company's liquidity, capital resources or results of operations is not reasonably likely to occur.

In its 2010 10-K the Company considered that guidance, and more specifically considered the two questions referenced by footnote 37 to such release:

“1. Is the known trend, demand, commitment, event or uncertainty likely to come to fruition? If management determines that it is not reasonably likely to occur, no disclosure is required. 2. If management cannot make that determination, it must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless management determines that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur.”

At the time of the filing of its 2010 10-K, the Company did not believe that it was likely that a loss from any legal proceeding would both be reasonably likely to occur and would have a material effect, and therefore it did not believe that disclosure was required.

In the last paragraph of Item 3 in the 2010 Form 10-K (p. 35), the Company disclosed the following:

Based on currently available information, we do not believe that the ultimate outcome of these unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on our financial position, results of operations or cash flows.

Securities and Exchange Commission

September 28, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Litigation. page 98

2.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Tell us what consideration you gave to this guidance in your disclosure. As part of your response, also address your contingency disclosures in your Form 10-Q for the quarterly period ended June 30, 2011.

At the time of the filing of the Company’s 2010 Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, the Company did consider the guidance contained in ASC 450-20-50. In each filing the Company disclosed a set of matters for which it considered a loss to be at least reasonably possible. With respect to each pending, unsettled contingency, no amount was accrued because management at that time determined that a potential loss was not probable, except that an accrual was taken for one matter disclosed under “Other Matters.” The accrual of $100,000 was determined to be immaterial and the Company disclosed in its 2010 Form 10-K that “We have accrued for estimated losses in the accompanying consolidated financial statements for matters with respect to which we believe the likelihood of an adverse outcome is probable and the amount of the loss is reasonably estimable. Based on currently available information, we do not believe that the ultimate outcome of these unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on our financial position, results of operations or cash flows.” Although management determined that a potential loss was reasonably possible (as defined in ASC 450-20-50) in the case of each other active matter disclosed, based on its knowledge at that time of filing, management either did not believe that the amount of such loss or a range of possible loss was reasonably estimable or believed that any amount in the estimated range of reasonably possible losses was immaterial.

In response to the Staff’s comment, in future filings the Company will revise its disclosure as follows:

“We review the status of each matter and record a provision for a liability when it is considered both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria

Securities and Exchange Commission

September 28, 2011

are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred. If there is a reasonable possibility that a loss may be incurred, the Company discloses the estimate of the amount of loss or range of losses, discloses that the amount is immaterial (if true), or discloses that an estimate of loss cannot be made.”

Accordingly, for loss contingencies identified in the relevant note to the financial statements where there is at least a reasonable possibility that a loss may be incurred, in future filings the Company will disclose an estimate of the amount of loss or range of losses, state that the amount is immaterial (if true) or state that such estimate cannot be made.

Note 13. Segment and Geographic Information, International Operations, and Customer

Concentrations, page 102

3.	Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar products and services in accordance with ASC 280-10-50-40.

We respectfully advise the Staff that our segment disclosures are based on our major lines of business: applications and consulting services. We, therefore, concluded that we did not need to provide additional information on products in accordance with the guidance in ASC 280-10-50-40. In addition, both the Taleo Enterprise Edition and Taleo Business Edition product lines described in the Business section of our 2010 Form 10-K provide substantially the same software solution to our customers, with the former addressing the more complex needs of medium and large organizations and the latter used predominantly by smaller, more centralized organizations. Both Taleo Enterprise Edition and Taleo Business Edition are under common sales, production, and engineering leadership. Therefore, our application segment includes revenues from substantially similar products.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission

September 28, 2011

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 320-4640. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark A. Bertelsen

Mark A. Bertelsen

cc:	Douglas C. Jeffries, Executive Vice President and Chief Financial Officer

Taleo Corporation